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September 22, 2020

VIA EDGAR

Katherine Bagley

Lilyanna Peyser

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Lixiang Education Holding Co., Ltd.

Registration Statement on Form F-1

Filed September 9, 2020

File No. 333-248691

Dear Ms. Bagley and Ms. Peyser,

On behalf of Lixiang Education Holding Co., Ltd. (the “Company”), a company incorporated under the laws of the Cayman Islands, we are filing herewith the Company’s Amendment No. 1 to the Registration Statement on Form F-1 (the “Amendment No. 1”) and certain exhibits via EDGAR with the U.S. Securities and Exchange Commission (the “SEC”), which reflects responses to the comments received from the staff (the “Staff”) of the SEC by the letter dated September 15, 2020 regarding the Company’s Registration Statement on Form F-1 filed with the SEC on September 9, 2020.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold.

Partners

T C Hill

M Lin

O Chan

D Y C So

C J Dobby

M D R Parsons

N W O Tang

E I Low*

J P Kwan

S K S Li

L H S Leung

A J McGinty

L Davidson

J E M Leitch

Counsel

A D E Cobden

K K S Wong

K C W Lee

J S F Yim

J Leung

Foreign Legal Consultants

S Tang

(New York, USA)

A Croke (NSW, Australia)

*Notary Public

Hogan Lovells is an affiliated business of Hogan Lovells International LLP, a limited liability partnership registered in England and Wales.

Hogan Lovells is part of an international legal practice that includes Hogan Lovells International LLP, Hogan Lovells US LLP and their affiliated businesses, with offices in: Alicante Amsterdam Baltimore Beijing Birmingham Boston Brussels Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Moscow Munich New York Northern Virginia Paris Perth Philadelphia Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Warsaw Washington, D.C. Associated Offices: Budapest Jakarta Riyadh Shanghai FTZ Ulaanbaatar Zagreb. Business Services Centers: Johannesburg Louisville. Legal Services Center: Berlin.

The word “partner” is used to describe a partner or member of Hogan Lovells International LLP, Hogan Lovells US LLP or any of their affiliated entities or any employee or consultant with equivalent standing. Certain individuals, who are designated as partners, but who are not members of Hogan Lovells International LLP, do not hold qualifications equivalent to members. For more information about Hogan Lovells, the partners and their qualifications, see www.hoganlovells.com.

Hogan Lovells is a member of the Sino Global Legal Alliance with offices in: Beijing Changsha Chengdu Chongqing Dalian Guangzhou Hangzhou Hong Kong Jinan Kunming Lanzhou Shanghai Shenyang Shenzhen Tianjin Wuhan Xiamen Xian and of the Pacific Rim Advisory Council with member offices in: Argentina Australia Brazil Canada Chile China (Mainland) Colombia France Hong Kong India Indonesia Japan Korea Malaysia Mexico Netherlands New Zealand Peru Philippines Singapore Taiwan Thailand USA Venezuela.

Risks Related to Our Business and Industry

“Substantial uncertainties exist with respect to the Implementing Regulations . . .”, page 16

1.	We note the following amended disclosure:

“Pursuant to the Opinions on Further Strengthening and Regulating the Administration of Education Fees, or the Opinions, which was recently issued on August 17, 2020 by the relevant authorities, the sponsors of non-profit privately-run schools and non-profit privately-run sino-foreign cooperative educators shall be prohibited from obtaining proceeds from school-running such as tuition income, distributing school balances (residual assets) or transferring proceeds from school running through related-party transactions or affiliated parties or other means. However, the Opinions have not specified whether the contractual arrangements fall within the activities of transferring the school-running proceeds through related-party transactions and affiliated parties, and the Opinions have not specified the relevant legal consequences of such activities.”

Considering that you generate revenue from tuition, meal, and accommodation fees through contractual agreements with your VIEs, please amend your risk factor disclosure to describe the risks to your operations and financial condition if your contractual agreements were to fall within the activities prohibited by the Opinions.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 16 and 17 of the Amendment No. 1.

Risks Relating to ADSs and This Offering

“ADSs holders have limited choice of forum . . .”, page 50

2.

Please revise to discuss any uncertainty as to whether a court would enforce your exclusive forum provision. If the discussion of enforceability issues relating to your jury waiver provision also applies to your exclusive forum provision, please revise yourdisclosure for clarity.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised pages 50, 51 and 52 of the Amendment No. 1.

Should you have any questions about the responses contained herein, please contact me by telephone at (852) 2840 5026 (office) or via email at stephanie.tang@hoganlovells.com. Questions relating to accounting and auditing matters of the Company may also be directed to Theodore Deng, partner at PricewaterhouseCoopers Zhong Tian LLP (“PwC”), by telephone at (86) 21 2323 2567 or via email at theodore.deng@cn.pwc.com. PwC is the independent registered public accounting firm of the Company.

Sincerely yours,

/s/ Stephanie Tang

Stephanie Tang

CC:

Biao Wei, director and chief executive officer, Lixiang Education Holding Co., Ltd.

Theodore Deng, Partner, PricewaterhouseCoopers Zhong Tian LLP

Galleon Lin, Partner, PricewaterhouseCoopers Zhong Tian LLP

Dan Ouyang, Esq., Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation